Exhibit 99.55

                [Letterhead of Berkowitz, Feldmiller, Stanton,
                        Brandt, Williams & Stueve, LLP]

                                                          May 2, 1997


via Facsimile - 274-6914

Floyd R. Finch, Jr., Esq.
Blackwell, Sanders, Matheny, Weary
      & Lombardi L.C.
2300 Main Street
Suite 1100
P.O. Box 41977
Kansas City, MO 64141

              Re:    ADT Investments, Inc. v. Western Resources, Inc.

Dear Floyd:

      This will acknowledge receipt of your letter to me of April 30, 1997. It seems to me that your letter is definitely not "a different direction" as you represented to me your client was taking. It is the same direction, and your client's second letter of April 24, 1997 to Western Resources, Inc. demanding the shareholder list is viewed by my client and me to be totally inconsistent with the tone and substance of the discussions you and I had concerning these issues. Your way of proceeding merely confirms to me that what you are doing is highly questionable and should be carefully scrutinized by the Court.

      Your client's letter of April 24, 1997 suggests that it intends to use the shareholder list to solicit proxies for the Western Resources annual meeting scheduled for May 29, 1997. Consistent with past practice, in your letter to me of April 30, you attempt to broaden the purposes by stating that your client intends to either solicit proxies or have "general correspondence" with the shareholders before the annual meeting. That change of position undoubtedly came about because it was pointed out to your client that it had taken no steps to solicit proxies in regard to the annual meeting with the U.S. Securities and Exchange Commission, and somebody realized that relying on that alleged purpose was highly questionable. In addition, as Mr. Rosenberg pointed out to Mr. Gilson, the transactions with KCP&L and ADT are not on the agenda for the annual meeting. That is undoubtedly why your letter to me tries to broaden the second demand letter of ADT Investments, Inc. dated April 24 to include the special shareholder's meeting scheduled for June as well as the annual meeting. That leads us back to the original dispute which is involved in your lawsuit. There is no change of direction.

      The limitations as to the use of the Western Resources shareholders list by ADT Investments suggested by your letter to me are only part of the protections we would seek from the Court should it decide that ADT Investments, Inc. is entitled to the list. In light of the relationship between ADT Investments and its parent, ADT, Limited and, also, in light of they way your client has been proceeding in this matter, the so-called "assurances" you give are hardly sufficient.

      Finally, Floyd, if you think writing me letters with unilateral deadlines as to when we are supposed to agree with you or else is any way to resolve disputes, you and I have very different ways of proceeding. May I remind you that it was you who suggested that we put off the hearing, and it was you who decided that we would get back to the court in two or three weeks to set another date for a hearing if we were unable to resolve the matter. It was also you who told me you would get back to me with a response to Mr. Rosenberg's original letter concerning the June 18 special meeting to see if we could work things out. I suggest that we discuss this matter on Monday and try to work out a mutually convenient time for a hearing before the court. We can then devise a discovery schedule to meet that hearing date. I am available Monday morning.


                                                  Very truly yours,


                                                  /s/ Barney
                                                  ----------------------
                                                  Lawrence M. Berkowitz